Exhibit 99.1

Medigus: ScoutCam Granted Canadian Patent for New Endoscope Irrigation Technology

ScoutCam’s Healthcare Technology Further Showcases Company’s
Environmentally Resistant & Durable Cameras

OMER, Israel, June 12, 2020 - Medigus Ltd. (NASDAQ:MDGS) (TASE:MDGS), a technology company developing minimally invasive tools and an innovator in direct visualization technology, today announced that ScoutCam Ltd, wholly owned subsidiary of ScoutCam Inc. (OTC: SCTC), the Company’s indirect subsidiary and a leading developer and manufacturer of customized visual solutions and supplementary technologies, was granted a patent in Canada for its endoscope irrigation technology. The patented technology, which has already been approved for patents in other jurisdictions, including the United States, European Union, and Japan, showcases the resistance and durability of ScoutCam’s micro-cameras as well as the Company's ability to reduce the diameter of its devices compared with competing endoscopes/borescopes with traditional irrigation technology, further positioning ScoutCam as a leader in the medical, industrial and aeronautic/defense sectors.

The patent features ScoutCam’s micro-ScoutCam, which has been integrated into medical endoscope devices in an effort to make endoscopies less invasive and thereby contributing to the evolution of the healthcare industry. The technology covered in the patent allows adding irrigation to an endoscope without the need for an additional tube dedicated for fluids. The innovative offering saves space within the tube by unifying the water with other channels within the endoscope, which allows ScoutCam to design and manufacture an endoscope with irrigation smaller in diameter than competing devices, while using the same sensors.

“The smaller the endoscope diameter, the more pathologies it can help detect and help treat,” said Yaron Silberman, Chief Executive Officer of ScoutCam. “ScoutCam’s patented irrigation technology not only reduces the device diameter, but also increases the ability to see in various anatomical parts and can streamline the endoscopic process.”

In order to implement the patented technology, ScoutCam cameras are embedded in the space where water flows freely, further proving that its cameras are waterproof and resistant to damage in various environmental conditions. This patent-protected technology has previously been used in a therapeutic endoscope that was cleared for marketing by the U.S. Food and Drug Administration.

About Medigus

Medigus is traded on the Nasdaq Capital Market and the TASE (Tel Aviv Stock Exchange). To learn more about the company’s advanced technology, please visit www.medigus.com.

Cautionary Note Regarding Forward Looking Statements

This press release may contain statements that are “Forward-Looking Statements,” which are based upon the current estimates, assumptions and expectations of the company’s management and its knowledge of the relevant market. The company has tried, where possible, to identify such information and statements by using words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance, although not all forward-looking statements contain these identifying words. These forward-looking statements represent Medigus’ expectations or beliefs concerning future events, and it is possible that the results described in this press release will not be achieved, due to inter alia the spread of COVID-19 as well as the restrictions deriving therefrom. Nothing in the description herein should be understood or construed as an announcement of payments made to the Company for nor the successful supply of the ordered products. By their nature, Forward-Looking Statements involve known and unknown risks, uncertainties and other factors which may cause future results of the company’s activity to differ significantly from the content and implications of such statements. Other risk factors affecting the company are discussed in detail in the company's filings with the Securities and Exchange Commission. Forward-Looking Statements are pertinent only as of the date on which they are made, and the company undertakes no obligation to update or revise any Forward-Looking Statements, whether as a result of new information, future developments or otherwise. Neither the company nor its shareholders, officers and employees, shall be liable for any action and the results of any action taken by any person based on the information contained herein, including without limitation the purchase or sale of company securities. Nothing in this press release should be deemed to be medical or other advice of any kind.

Contact (for media only)

Tatiana Yosef

Chief Financial Officer

+972-8-6466-880

ir@medigus.com